Exhibit 99.4

What’s Wrong With This Picture?

Part 5--Get To Know Your Directors:  Robert Kurtz and Brian Boal (or, “Bob’s your uncle”)

February 11, 2020

Fellow Shareholders,

How well do you know the Board of Directors (the “Board”) of First United Corporation (“First United” or, the “Company”)? Let’s discuss. Next up, Robert Kurtz and his nephew, Brian Boal.

What? One of First United’s directors is the nephew of another director?
Yes, Robert Kurtz is Brian Boal’s uncle—it is literally a case of “Bob’s your uncle.”

I’ve never heard that expression--where does “Bob’s your uncle” come from?

According to Wikipedia:

The origins are uncertain, but a common theory is that the expression arose after Conservative Prime Minister Robert Gascoyne-Cecil, 3rd Marquess of Salisbury (“Bob”) appointed his nephew Arthur Balfour as Chief Secretary for Ireland in 1887, an act of nepotism which was apparently both surprising and unpopular. Whatever other qualifications Balfour might have had, “Bob’s your uncle” was seen as the conclusive one.[1]

Is First United a family business?

You might think so (especially given the multiple Rodeheavers), but First United is in fact a public company owned by its shareholders.

But Robert Kurtz and Brian Boal must at least own a lot of First United stock, right?

Robert Kurtz owns 10,521 shares of First United Common Stock (about 0.15% of the outstanding shares) and Brian Boal owns 8,337 shares (about 0.12% of the outstanding shares).[2]  Based on the closing price of First United Common Stock on February 10, 2020 of $23.92 per share, that is $251,662 worth of stock for Robert Kurtz and $199,421 worth of stock for his nephew, Brian Boal.

Have they served on the Board for long?

Brian Boal joined the Board in 2014.  Robert Kurtz has been on the Board since 1990, so approximately 30 years.

That is a really long time—Robert Kurtz must have some great qualifications to justify such an incredibly long tenure, right?

Robert Kurtz was Chief Risk Officer when First United decided to increase leverage in order to buy pooled trust preferred securities and out of market loan participations, so . . . .[3]

OK, maybe not—wait, is it appropriate for family members to serve on the same board of directors?

Well, it depends on who you ask.  At least one major proxy advisory firm has made it clear that directors who have family relationships (including uncle/nephew) with other directors should not be considered independent.[4]

Does it matter if Robert Kurtz and Brian Boal are independent directors?

Both Robert Kurtz and Brian Boal serve on the Audit Committee— which is supposed to include only independent directors—and Brian Boal is its Chairman, so it should matter that they are capable of making objective decisions in the best interest of shareholders, free from inappropriate influences.

Is it true that the word “nepotism” literally comes from elevating a nephew to a high position?

Yes— “nepotism” comes from the Latin word for nephew and refers to the practice of popes appointing their nephews to the high office of cardinal.[5]

That is really interesting, but I don’t like this situation—how do I let First United know?

You can call or mail Tonya Sturm, First United’s Corporate Secretary and Chief Financial Officer.  First United has represented to shareholders in its proxy statement that Ms. Strum “will deliver all shareholder communications directly to [the Board] for consideration.”

* * *

DRIVER HAS NOMINATED THREE HIGHLY-QUALIFIED, INDEPENDENT NOMINEES FOR ELECTION TO THE BOARD AT FIRST UNITED’S 2020 ANNUAL MEETING

Due to First United’s refusal to heed shareholders’ calls for a sale process, we were left with no choice but to nominate three highly-qualified, independent director candidates, Michael J. Driscoll, Ed.D, Ethan C. Elzen and Lisa Narrell-Mead, for election to the Board at the upcoming annual meeting.

Driver is committed to transparency and effective information sharing. We invite all shareholders to visit www.RenovateMyBank.com to learn more about our case for change and sign up for e-mail updates.

Sincerely,

J. Abbott R. Cooper
Managing Member
Driver Management Company LLC

About Driver Management Company

Driver employs a valued-oriented, event-driven investment strategy that focuses exclusively on equities in the U.S. banking sector. The firm’s leadership has decades of experience advising and engaging with bank management teams and boards of directors on strategies for enhancing shareholder value. For information, visit www.drivermanagementcompany.com.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Driver Management Company LLC, together with the other participants named herein (collectively, “Driver”), intend to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2020 annual meeting of stockholders of First United Corporation, a Maryland corporation (the “Corporation”).

DRIVER STRONGLY ADVISES ALL STOCKHOLDERS OF THE CORPORATION TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

Participants in the Solicitation

The participants in the proxy solicitation are anticipated to be Driver Management Company LLC (“Driver Management”), Driver Opportunity Partners I LP (“Driver Opportunity”), J. Abbott R. Cooper, Michael J. Driscoll, Ed.D, Lisa Narrell-Mead and Ethan C. Elzen.

As of the date hereof, the participants in the proxy solicitation beneficially own in the aggregate 365,212 shares of Common Stock, par value $0.01 per share, of the Corporation (the “Common Stock”). As of the date hereof, Driver Opportunity beneficially owns directly 360,637 shares of Common Stock. Driver Management, as the general partner of Driver Opportunity, may be deemed to beneficially own the shares of Common Stock directly beneficially owned by Driver Opportunity. Mr. Cooper, as the Managing Member of Driver Management, may be deemed to beneficially own the shares of Common Stock directly beneficially owned by Driver Opportunity. As of the date hereof, Dr. Driscoll directly beneficially owns 3,500 shares of Common Stock. As of the date hereof, Ms. Narrell-Mead directly beneficially owns 650 shares of Common Stock. As of the date hereof, Mr. Elzen directly beneficially owns 425 shares of Common Stock.

[1] https://en.wikipedia.org/wiki/Bob%27s_your_uncle

[2] Based on the most recent ownership table disclosed by First United.  https://www.sec.gov/Archives/edgar/data/763907/000110465919073043/tm1926282d1_ex99-1.htm

[3] Mr Kurtz served as President and Chief Risk Officer from 2006 until December 15, 2009.  In 2006, First United implemented a “$45 million leverage strategy,” buying trust preferred securities funded with three month brokered CDs.  In 2007, First United purchased an additional $25 million of trust preferred securities. For 2009, First United recorded a net loss of over $12 million due in part to a $24 million other than temporary impairment charge related to the trust preferred securities.  Source:  First United filings.

[4] “An independent director has no material financial, familial or other current relationships with the company, its executives, or other board members, except for board service and standard fees paid for that service.”  https://www.glasslewis.com/wp-content/uploads/2016/11/Guidelines_US.pdf

[5] https://en.wikipedia.org/wiki/Nepotism